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Exhibit 21

Subsidiaries as of December 31, 2002

Name	Jurisdiction of Organization
Interactive Intelligence, Inc. International	United States
Interactive Portal, Inc.	United States
Interactive Intelligence France S.A.R.L.	France
ININ (Australia) Pty Ltd.	Australia
ININ UK Limited	England
ININ Netherlands B.V.	The Netherlands

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Exhibit 21
Subsidiaries as of December 31, 2002